SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO OPEN NEW CORFU BASE (NO. 75) & DOUBLE TRAFFIC

1 BASED AIRCRAFT, $100M INVESTMENT & 11 NEW ROUTES

Ryanair, Europe's favourite airline, today (14 Oct) announced it will open a new base at Corfu (No. 75), from April 2016, with 1 based aircraft (an investment of $100m), 11 new routes to Birmingham, Bratislava, Budapest, Cologne, Rome, Katowice, Poznan, Pisa, Rzeszow, Venice and Warsaw and more flights to Brussels Charleroi, East Midlands, London Stansted & Milan Bergamo, which will deliver 300,000 customers p.a. and support 225* "on-site" jobs, as Ryanair doubles its Corfu traffic.

From April, Ryanair will open a base in Corfu and deliver:

· 1 based aircraft ($100m)

· 11 new routes

· 21 routes in total

· More flights to Brussels (1 to 2 weekly), East Midlands (1 to 2), London S (4 to 5) & Milan B (4 to 5)

· 300,000 customers p.a. (+150,000)

· 225* "on site" jobs p.a.

                      11 New Corfu Summer 2016 Routes

Routes	Frequencies
Birmingham	2 x weekly
Bratislava	1 x weekly
Budapest	1 x weekly
Cologne	2 x weekly
Rome Fiumicino	2 x weekly
Katowice	1 x weekly
Poznan	1 x weekly
Pisa	2 x weekly
Rzeszow	1 x weekly
Venice Treviso	2 x weekly
Warsaw Modlin	1 x weekly

In Corfu, Ryanair's Chief Commercial Officer, David O'Brien said:

"Ryanair is pleased to announce that we will open a new Corfu base from April, our fourth in Greece, with one aircraft and 21 routes, which will deliver 300,000 customers p.a. and support 225 jobs at Corfu Airport. Greece is a significant growth market for Ryanair, and we will continue to connect our Greek airports with Europe's major cities such as Brussels London and Milan, making Ryanair the ideal choice for business and leisure customers.

To celebrate our new Corfu base we are releasing seats for sale at prices starting from just €29.99 for travel from April and May, which must be booked by Friday (16 Oct). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

* ACI confirms up to 750 'on-site' jobs per 1m passengers

For further information

please contact:

Robin Kiely                                                     Dimitra Apatsidou
Ryanair Ltd                                                     Ryanair Ltd
Tel: +353-1-9451949                                    Tel: +353 1 945 1778
press@ryanair.com                                       apatsidoud@ryanair.com

                                              Follow us on Twitter : @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 October, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary